March 27, 2008	Jon E. Gavenman jgavenman@vlg.com Direct (650) 233-8539 Direct Fax (650-324-6635 Main (650) 324-7000 Main Fax (650) 324-0638
Via EDGAR

43626.0013

Daniel Morris

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Macrovision Solutions Corporation
Amendment No. 2 to Form S-4 filed March 24, 2008
File No. 333-148825

Ladies and Gentlemen:

We are in receipt of the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 26, 2008 (the “SEC Comment Letter”) regarding the above referenced Macrovision Solutions Corporation (the “Company”) Amendment No. 2 to its Registration Statement on Form S-4 (the “Amended Registration Statement”). Concurrently herewith, on behalf of the Company, we are filing with the Commission Amendment No. 3 to the Registration Statement (the “Third Registration Statement Amendment”).

The Third Registration Statement Amendment is being filed in response to comments received from the Staff as set forth in the SEC Comment Letter. For the Staff’s convenience, the numbered responses set forth below contain the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter. Also for ease of the Staff’s review, the Company’s responses are set forth in bold type below each comment.

Summary, page 1

1.	Please revise your summary section to briefly discuss the source of funds for Macrovision to pay the cash portion of the merger consideration. Revise the risk factors to discuss the fact that you still intend to market the unsecured portion of the credit facility and that the entire commitment is subject to conditions which could allow termination for events that could be expected to materially impact the credit facilities.

In response to the Staff’s comment, we have revised the summary section (page 3) to discuss the source of funds and revised the risk factors (page 18) in accordance with the comment.

Daniel Morris March 27, 2008 Page 2

Risk Factors, page 15

Gemstar is a party to pending lawsuits . . ., page 18

2.	Revise to quantify the damages payable and other remedies due under the proposed settlement agreement.

In response to the Staff’s comment, we have revised the applicable disclosure on pages 18 and 98 to provide further detail on the settlement and the absence of any payment of monetary damages.

Background of the Mergers, page 28

3.	We note your response to prior comment 15. Please revise the spillover paragraph at the top of page 33 to describe the board’s specific objections to Macrovision’s proposed terms related to “financing, employment agreements, stockholders’ exercise of appraisal rights and the level of adverse changes.” Similarly, please also explain with greater specificity Gemstar’s concerns, as discussed on November 17, 2007, related to the debt commitment letters.

In response to the Staff’s comment, we have revised the applicable disclosure on page 32 to explain the objections to the merger agreement conditions and commitment letter terms.

4.	Please identify the individuals at News Corp that participated in the negotiations of the Voting Agreement. Please also identify News Corp.’s financial and legal advisors, if any.

In response to the Staff’s comment, the Company has revised the disclosures on pages 33 and 34 to identify the individuals and firms that participated in the negotiation of the Voting Agreement, both from News Corporation and its counsel and from Macrovision and its counsel. The Company has also identified News Corporation’s legal advisors. The Company respectfully advises the Staff supplementally that it is unaware of any News Corporation financial advisors involved in the transaction.

Other Factors Considered by the Macrovision Board, page 39

5.	We note your response to prior comment 21. Please similarly discuss the significance of the factors listed on page 43. Specifically, please revise the bullets in this section to discuss how each point supports or does not support a finding of fairness.

In response to the Staff’s comment, we have revised the applicable disclosure on page 42 and 43 to indicate how each point supported or did not support a finding of fairness or the decision to move forward with the transaction.

Certain Gemstar Projections, page 63

6.	We note your response to prior comment 29. Your disclosure indicates that the discount rates applied to the revenue and EBITDA projections were between 1%-9% and 3%-20%, respectively. Please note that disclosure of such broad ranges provides little meaningful information for investors. Please revise to disclose the specific discount rates applied to the revenue and EBITDA projections.

In response to the Staff’s comment, the Company has revised the disclosure on page 63 to separately disclose the discount rate applied to each revenue and EBITDA projection, by year.

Daniel Morris March 27, 2008 Page 3

Selected Public Companies Analysis for Gemstar, page 68

Selected Transaction Analysis, page 71

7.	We note your revisions on pages 68 and 71 in response to our prior comment 29. Please further explain why multiples which “were significantly higher than the others or derived from negative financial numbers” were not deemed meaningful. It is unclear why you would conclude that these multiples were not relevant to your analysis.

In response to the Staff’s comment, we have revised the applicable disclosed on page 67.

8.	While we note your response to prior comment 30, the appendices to the board book were provided by UBS to the board to assist in the evaluation of the transaction. Accordingly, it is unclear why you believe this information is immaterial. Please disclose the selected companies or further explain why you believe that this particular appendix was not material to the board’s or UBS’ evaluation.

In response to the Staff’s comment, we have revised the applicable disclosure on page 72 to disclose the transactions listed in Appendix B to the board book.

Material United Stated Federal Income Taxes, page 82

9.	Please revise the new language in the second full paragraph on page 83 to indicate that final tax opinions will be filed with the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 to indicate that final tax opinions have been filed with the registration statement.

Exhibit 5.1

10.	Please have counsel confirm that the reference in its opinion to General Corporation Law of the State of Delaware includes applicable statutory provisions, the rules and regulations underlying those provisions and applicable judicial and regulatory determinations.

In response to the Staff’s comment, counsel has added language to the first full paragraph of page 2 of its opinion to explicitly include the provisions and regulations referenced above in the Staff’s comment.

11.	Please revise to explain what counsel means when stating that the shareholders of the various entities have “adopted” the merger agreement.

In response to the Staff’s comment, counsel has revised its opinion to clarify that “approval” was meant by adoption, and the word “adopted” has been removed. Additionally, counsel has clarified the opinion with respect to the fact that because no approval of the merger agreement is required under Section 251(g) of the Delaware General Corporation Law, the Macrovision stockholders are approving the issuance of shares in the transaction, as opposed to approving the merger agreement.

Exhibit 8.1

12.	We note that the first sentence of the third paragraph of your opinion refers to “certain” federal tax consequences. Please revise to clarify that you have opined as all material tax consequences.

Daniel Morris March 27, 2008 Page 4

In response to the Staff’s comment, counsel has revised the first sentence of the third paragraph of its opinion to clarify that the opinion is as to all material tax consequences.

Supplementally, the Company respectfully draws the Staff’s attention to the revised disclosure on page 83, which clarifies that the tax opinions of both Heller Ehrman LLP and Wachtell, Lipton, Rosen & Katz have been executed and have been filed as exhibits 8.1 and 8.2 of the amendment. In addition, the Company has deleted the reference to the future filing of tax opinions to make clear to the shareholders that the presently filed opinions are the opinions which “support[] the tax matters and consequences to the shareholders as described in the filing.” (Regulation S-K, Item 601(b)(8)).

13.	Please revise the last sentence of the third paragraph of your opinion to clarify that counsel has relied upon representation of officers of Gemstar, Macrovision and Solutions as to matters of fact only.

In response to the Staff’s comment, counsel has revised the last sentence of the third paragraph of its opinion to clarify that it has relied on representations of officers of Gemstar, Macrovision and Solutions as to matters of fact only.

14.	Please supply a revised opinion of counsel that omits the final sentence. Shareholders are entitled to rely on this opinion and counsel may not disclaim liability for its use in connection with the registration statement.

In response to the Staff’s comment, counsel has removed the final sentence of its opinion.

Exhibit 8.2

15.	We note that the second-to-last sentence of the first paragraph of your opinion refers to “certain” federal tax consequences. Please revise to clarify that you have opined as all material tax consequences.

In response to the Staff’s comment, counsel has revised the last sentence of the first paragraph of its opinion to clarify that the opinion is as to all material tax consequences.

Supplementally, the Company respectfully draws the Staff’s attention to the revised disclosure on page 83, which clarifies that the tax opinions of both Heller Ehrman LLP and Wachtell, Lipton, Rosen & Katz have been executed and have been filed as exhibits 8.1 and 8.2 of the amendment. In addition, the Company has deleted the reference to the future filing of tax opinions to make clear to the shareholders that the presently filed opinions are the opinions which “support[] the tax matters and consequences to the shareholders as described in the filing.” (Regulation S-K, Item 601(b)(8)).

16.	Please revise the last sentence of the second paragraph of your opinion to clarify that counsel has relied upon the referenced representation letters as to matters of fact only.

In response to the Staff’s comment, counsel has revised the last sentence of the second paragraph of its opinion to clarify that it has relied on the referenced representation letters as to matters of fact only.

17.	Refer to subparts (v) and (vi) of the third paragraph. Since these are legal conclusions, please identify counsel upon whose opinion tax counsel intends to rely for these conclusions and provide a separate opinion of counsel as to these conclusions. Alternatively, have tax counsel remove these assumptions.

In response to the Staff’s comment, counsel has deleted subparts (v) and (vi) of the third paragraph.

Exhibit 99.6

18.	We note your response to prior comment 32. While you have deleted the second paragraph of the consent filed with your prior amendment on February 29, 2008, it appears that similar language continues to appear in the final sentence of the second paragraph of the Houlihan Lokey consent. Please delete this sentence. In addition, since Houlihan Lokey’s opinion expressly limits its use to the board, please revise the consent to appropriately allow shareholders to use and rely on the opinion, as they are entitled to do.

Daniel Morris March 27, 2008 Page 5

In response to the Staff’s comment, Houlihan Lokey has revised its consent to remove the final sentence of the second paragraph. Further, Houlihan Lokey has revised its fairness opinion in response to the Staff’s comment. In addition, as explained more fully in our response to the Staff’s comment #19 below, we respectfully inform the Staff that Houlihan Lokey has not revised its consent to state that shareholders may use and rely on the opinion as further explained below in response to comment 19.

19.	Similarly, since each of the other fairness opinions state that they are for use by the board, please provide revised consents expressly permitting shareholder use and reliance upon the opinions, or supply revised opinions.

We have considered the Staff’s comment and respectfully note that none of the fairness opinions or consents contains language stating that shareholders may not review or consider the fairness opinions in making their decision whether to vote for the transaction or not. The firms retained to act as financial advisors in connection with the transaction were engaged by the boards of the respective companies to render their opinions regarding the fairness of the transaction to such boards and not to give advice to the shareholders of such companies, and the language in the opinions accurately reflects the nature of such engagements. We believe that the present versions of the opinions and consents are consistent with the overwhelming majority of current practice and we are not aware of any precedent or authority which would require a financial advisor and client to modify the terms of their engagement at this stage of their relationship.

The Company respectfully further notes that UBS has stated that since the November 14, 2000 Current Issues and Rulemaking Projects, UBS has included the sentence “This opinion is provided for the benefit of the Board in connection with, and for the purpose of, its evaluation of the Transaction.” This sentence does not use any of the objectionable qualifiers such as “only/solely” or limitation on reliance by shareholders language, has been used numerous times in filings with the SEC and is consistent with industry practice of other leading investment banks. Accordingly, UBS respectfully submits that no further changes are necessary to its opinion.

Macrovision Schedule 14A dated March 23, 2007

20.	We note your response to prior comment 36. Since you are in possession of all of the facts related to your executive compensation disclosure, we have decided that we have no basis at this time to agree or disagree with your decision to omit the performance targets from your filing.

The Company respectfully notes the Staff’s above remarks.

We appreciate the Staff’s prompt attention to this matter. Any comments or questions with respect to content of this letter herein should be directed to the undersigned’s attention by phone at (650) 233-8539 or by fax at (650) 324-0638. Thank you in advance for your help.

Sincerely,

/s/ Jon E. Gavenman

Jon E. Gavenman